[COVINGTON & BURLING LETTERHEAD]

May 19, 2005

Via EDGAR

Larry M. Spirgel
Assistant Director
U. S. Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

  Re:
  Adelphia Communications Corporation
  Form 10-K for December 31, 2003
  Filed December 23, 2004
  File No. 0-16014

Dear Mr. Spirgel:

        This letter confirms my conversation with Ted Yu regarding Adelphia Communications Corporation's request for additional time to respond to the comments raised in your letter of May 3, 2005 regarding the above-referenced filing. Mr. Yu indicated the staff's concurrence in Adelphia's request to submit its response by June 3, 2005.

Sincerely,
/s/
David B. H. Martin
cc:
William T. Schleyer
Vanessa A. Wittman
Scott D. Macdonald
Brad M. Sonnenberg
Luci Altman
Adelphia Communications Corporation

Bruce C. Bennett
Covington & Burling